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Exhibit 99.1

The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 539-8000 www.thomson.com

News Release

Media Contact: Jason Stewart Director, Public Relations (203) 539-8339 jason.stewart@thomson.com	Investor Contact: John Kechejian Vice President, Investor Relations (203) 539-8470 john.kechejian@thomson.com

FOR IMMEDIATE RELEASE

Thomson Reports First-Quarter 2004 Results
Revenues Rise 9% to $1.7 Billion
Operating Performance Improves Significantly

        STAMFORD, Conn., April 27, 2004 — The Thomson Corporation (NYSE: TOC; TSX: TOC), a leading provider of integrated information solutions to business and professional customers, today reported results for the first quarter of 2004.

        Revenues in the quarter were $1.7 billion, up 9% from the prior year, reflecting core growth, contributions from acquisitions and favorable currency translation.

        Earnings for the quarter were $0.05 per share compared to $0.10 per share in the first quarter of 2003. After adjusting for discontinued operations, one-time gains in the first quarter of 2003 and a favorable tax accounting change in the current quarter, underlying earnings were $0.04 per share in 2004 compared to a loss of $0.04 per share in the year-ago period.

        Thomson President and Chief Executive Officer Richard J. Harrington commented, "We are off to a solid start in 2004. Our two largest market groups — Legal & Regulatory and Learning — each showed significant improvements from last year and Thomson Financial continues to gain momentum from a stronger financial services market in the United States and good reception for its Thomson ONE suite of products. We are encouraged by the improved operating performance across our businesses and we remain confident in the outlook for the rest of the year. Long term, we continue to position Thomson to benefit from the growing demand for integrated information solutions in each of our markets by launching innovative new products and services, and making selective acquisitions to augment our existing capabilities."

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Thomson Reports First-Quarter 2004 Results
April 27, 2004

Results for the First Quarter of 2004:

  •
  Total revenues increased 9% to $1.7 billion in the first quarter of 2004 as a result of core growth, acquisitions and favorable currency translation. Excluding the effects of currency translation, revenues rose 6% in the quarter.

  •
  Adjusted EBITDA increased 25% to $311 million, primarily driven by the strong performance of the Legal & Regulatory market group.

  •
  Adjusted EBITDA margin increased from 15.7% to 18.1%.

  •
  Free cash flow was $157 million compared to $41 million in 2003 due to a higher level of profitability and improvements in working capital.

  •
  Earnings attributable to common shares were $36 million, or $0.05 per share, in the first quarter of 2004 compared to $66 million, or $0.10 per share, in the same quarter of 2003. In the first quarter of 2003, results included earnings of $11 million, or $0.02 per share, from discontinued operations, as well as one-time gains of $80 million, or $0.12 per share, from asset sales and the redemption of preference shares. First-quarter 2004 results included a loss of $5 million, or $0.01 per share, from discontinued operations and a benefit of $17 million, or $0.02 per share, from a change in allocating expected full-year income tax expense among interim periods.

  •
  After adjusting for the discontinued operations, one-time items and the favorable tax accounting change, underlying earnings were $24 million, or $0.04 per share, for the first quarter this year compared with a loss of $26 million, or $0.04 per share, in the first quarter of 2003.

Market Group Highlights:

  •
  Legal & Regulatory revenues were $774 million, a 15% increase over 2003, and adjusted EBITDA grew 38% to $208 million. Revenue growth was driven by strong performances by Westlaw and Checkpoint online services, international sales, acquisitions and increased trademark searches. Strong adjusted EBITDA growth in the first quarter of 2004 resulted from higher online product revenues and improved operating efficiencies.

  •
  Learning revenues were $351 million, a 7% increase over 2003, reflecting increases in all major segments, particularly international and library reference operations. The adjusted EBITDA loss for the quarter was $16 million, compared to a loss of $23 million in the first quarter of 2003. Learning's first-quarter loss is not indicative of its anticipated performance for the full year due to the seasonal nature of the academic business, in which most of the revenues and profits are realized in the second half of the year.

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Thomson Reports First-Quarter 2004 Results
April 27, 2004

  •
  Financial revenues were $389 million, an increase of 2% over 2003, and adjusted EBITDA increased 7% to $101 million. Revenue growth reflected an improved market environment in the United States, but continued weakness in Europe. Demand for the Thomson ONE suite of products continues to grow, as evidenced by a 16% increase in workstations from year-end 2003. Approximately 35% of the workstation increase was a result of new client contract wins. In the quarter, Thomson Financial signed a multi-year contract with Wachovia Securities for more than 19,000 desktops. Also in the quarter, Thomson Financial acquired CCBN, strengthening the group's offerings to the corporate communications market. On April 8, 2004, Thomson announced that it had signed an agreement to acquire TradeWeb, the leading online trading platform for fixed income securities.

  •
  Scientific & Healthcare revenues were $177 million, an increase of 5% over 2003, while adjusted EBITDA declined 12% to $30 million. Revenue growth benefited from acquisitions, higher subscription revenues for MICROMEDEX electronic products and increased customer spending for healthcare decision support products. The decline in adjusted EBITDA reflected lower sales of historical Web of Science information, timing of the delivery of certain international healthcare print products, and acquisition-related expenses.

Corporate and Other

        Thomson Media revenues, which are reported within "Corporate and other," increased 6% to $36 million and adjusted EBITDA rose to $4 million primarily as a result of advertising growth in the fixed income and mortgage related industries. The overall adjusted EBITDA loss for "Corporate and other" was $9 million for the quarter, consistent with the first quarter of 2003.

2004 Financial Outlook

        Thomson expects full-year 2004 revenue growth to be in the mid-single digit range, excluding the effects of currency translation, driven by continued growth from existing businesses and supplemented by acquisitions.

        Adjusted EBITDA margins in 2004 are expected to improve slightly, reflecting continued operating improvements.

        And Thomson expects to continue to generate strong free cash flow in 2004.

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Thomson Reports First-Quarter 2004 Results
April 27, 2004

The Thomson Corporation

        The Thomson Corporation (www.thomson.com), with 2003 revenues from continuing operations of $7.6 billion, is a global leader in providing integrated information solutions to business and professional customers. Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate training and assessment, scientific research and healthcare. With operational headquarters in Stamford, Conn., Thomson has approximately 39,000 employees and provides services in approximately 130 countries. The Corporation's common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).

The Thomson Corporation will webcast a discussion of first-quarter results beginning at 10:30 am EDT today. To participate in the webcast, please visit www.thomson.com and click on the "Investor Relations" link located at the top of the page.

Note: The Corporation's financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are reported in U.S. dollars. Prior periods have been restated for discontinued operations. Segmented results are presented on the basis of ongoing businesses, which exclude disposals. Disposals are businesses sold or held for sale, which do not qualify as discontinued operations. Adjusted EBITDA, adjusted EBITDA margin, adjusted operating profit, free cash flow and adjusted earnings (loss) from continuing operations are used by Thomson to measure the Corporation's and its segments' performance but do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable with the calculation of similar measures used by other companies, and should not be viewed as alternatives to operating profit, operating profit as a percentage of revenues, net earnings, cash flow from operations or other measures of financial performance calculated in accordance with GAAP. We reconcile non-GAAP financial measures to the most directly comparable GAAP measure in the following tables. We define adjusted EBITDA as earnings from continuing operations before interest, taxes, depreciation and amortization, net other income (expense) and equity in net losses of associates, net of tax. Because adjusted EBITDA excludes interest and taxes, it provides a more standard comparison among businesses by eliminating differences that arise due to the manner in which they were acquired or funded. We use the measure as a supplemental cash flow metric as adjusted EBITDA also excludes depreciation and amortization of identifiable intangible assets, which are both non-cash charges. Net other income (expense), which normally includes items such as gains and losses on sales of businesses, is excluded from adjusted EBITDA, as this item is not considered relevant to operating performance. Finally, as the results of equity in associates are not directly under our control, we exclude this item from our analysis of current operating performance. We also use adjusted EBITDA margin, which we define as adjusted EBITDA as a percentage of revenues. Adjusted operating profit is defined as operating profit before amortization of intangible assets. We use this measure because we do not consider such amortization to be a controllable operating cost for purposes of assessing the current performance of our businesses. We also use adjusted operating profit margin, which we define as adjusted operating profit as a percentage of revenues. We evaluate our operating performance based on free cash flow, which we define as net cash provided by operating activities less additions to property and equipment, other investing activities and dividends paid on our preference shares. We use free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions. We present our earnings attributable to common shares and per share amounts after adjusting for non-recurring items, discontinued operations, and other items affecting comparability, which we refer to as adjusted earnings (loss) from continuing operations and adjusted earnings (loss) per common share from continuing operations. We use these measures to assist in comparisons from one period to another. Adjusted earnings (loss) per common share from continuing operations does not represent actual earnings (loss) per share attributable to shareholders.

This news release, in particular the section under the heading "2004 Financial Outlook," includes forward-looking statements that are based on certain assumptions and reflect the Corporation's current expectations. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are: actions of our competitors; failure of our significant investments in technology to increase our revenues or decrease our operating costs; failure to fully derive anticipated benefits from our acquisitions; failure to develop additional products and services to meet our customers' needs, attract new customers or expand into new geographic markets; failure to meet the special challenges involved in expansion of our operations outside North America; failure to recruit and retain high quality management and key employees; consolidation of our customers; increased self-sufficiency of our customers; increased accessibility to free or relatively inexpensive information sources; failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements; changes in the global economic conditions; inadequate protection of our intellectual property rights; an increase in our effective income tax rate; impairment loss affecting our goodwill and identifiable intangible assets recorded on our balance sheet; and failures or disruptions of our electronic delivery systems or the Internet. Additional factors are discussed in the Corporation's materials filed with the securities regulatory authorities in Canada and the United States from time to time, including the Corporation's annual information form, which is contained in its annual report on Form 40-F for the year ended December 31, 2003. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Thomson Reports First-Quarter 2004 Results
April 27, 2004

CONSOLIDATED STATEMENT OF EARNINGS
(millions of US dollars, except per common share data)
(unaudited)

	Three Months Ended March 31,
	2004	2003
Revenues	1,718	1,582
Cost of sales, selling, marketing, general and administrative expenses	(1,407)	(1,334)
Depreciation	(141)	(135)
Amortization	(72)	(72)
Operating profit	98	41
Net other income	—	56
Net interest expense and other financing costs	(61)	(65)
Income taxes	6	8
Equity in net losses of associates, net of tax	(1)	(4)
Earnings from continuing operations	42	36
Earnings from discontinued operations, net of tax	(5)	11
Net earnings	37	47
Dividends declared on preference shares	(1)	(5)
Net gain on redemption of Series V preference shares	—	24
Earnings attributable to common shares	36	66
Basic and diluted earnings per common share	$0.05	$0.10

Basic weighted average common shares	655,036,656	651,802,099
Diluted weighted average common shares	655,543,697	651,843,293
Supplemental earnings information:
Earnings attributable to common shares, as above	36	66
Adjustments:
One time items:
Net other income	—	(56)
Tax on above item	—	(1)
Net gain on redemption of Series V preference shares	—	(24)
Interim period effective tax rate normalization	(17)	—
Discontinued operations	5	(11)
Adjusted earnings (loss) from continuing operations	24	(26)
Adjusted basic and diluted earnings (loss) per common share	$0.04	$(0.04)
(1)
Adjustment to reflect income taxes based on the estimated full year effective tax rate of the consolidated group. Reported earnings for the first quarter of 2004 reflect income taxes based on estimated effective tax rates of each of the group's jurisdictions. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full year income taxes.

Thomson Reports First-Quarter 2004 Results
April 27, 2004

CONSOLIDATED BALANCE SHEET
(millions of US dollars)

	March 31, 2004 (unaudited)	December 31, 2003 (restated 1)
Assets
Cash and cash equivalents	549	683
Accounts receivable, net of allowances	1,200	1,521
Inventories	325	310
Prepaid expenses and other current assets	336	309
Deferred income taxes	185	185
Current assets of discontinued operations	4	36

Current assets	2,599	3,044
Property and equipment	1,533	1,544
Identifiable intangible assets	4,491	4,467
Goodwill	8,299	8,155
Other non-current assets	1,244	1,247
Non-current assets of discontinued operations	45	228

Total assets	18,211	18,685

Liabilities and shareholders' equity
Liabilities
Short-term indebtedness	9	87
Accounts payable and accruals	1,210	1,542
Deferred revenue	1,032	971
Current portion of long-term debt	482	484
Current liabilities of discontinued operations	15	61

Current liabilities	2,748	3,145
Long-term debt	3,685	3,684
Other non-current liabilities	1,041	1,002
Deferred income taxes	1,602	1,634
Non-current liabilities of discontinued operations	—	27

Total liabilities	9,076	9,492
Shareholders' equity
Capital	2,649	2,639
Cumulative translation adjustment	276	259
Retained earnings	6,210	6,295

Total shareholders' equity	9,135	9,193

Total liabilities and shareholders' equity	18,211	18,685

(1)
Effective January 1, 2004, Thomson adopted a new accounting standard related to the recognition of liabilities for asset retirement obligations. This standard required restatement of all prior periods. There was no impact on the statements of earnings or cash flow for the three months ended March 31, 2003, but retained earnings at December 31, 2003 were reduced by $7 million.

Thomson Reports First-Quarter 2004 Results
April 27, 2004

CONSOLIDATED STATEMENT OF CASH FLOW
(millions of US dollars)
(unaudited)

	Three Months Ended March 31,
	2004	2003
Cash provided by (used in):
Operating activities
Earnings from continuing operations	42	36
Add back (deduct) items not involving cash:
Amortization of development costs and capitalized software for sale	7	12
Depreciation	141	135
Amortization	72	72
Net gains on disposals of businesses and investments	—	(56)
Deferred income taxes	(22)	(10)
Equity in net losses of associates, net of tax	1	4
Other, net	41	16
Changes in working capital and other items	4	(51)
Cash provided by operating activities — discontinued operations	4	7

Net cash provided by operating activities	290	165
Investing activities
Acquisitions of businesses and investments	(200)	(15)
Proceeds from disposals of businesses and investments	1	283
Additions to property and equipment, less proceeds from disposals	(118)	(86)
Other investing activities	(14)	(31)
Additions to property and equipment of discontinued operations	—	(1)
Proceeds from disposals of discontinued operations	112	2
Cash used in other investing activities — discontinued operations	(5)	(15)

Net cash (used in) provided by investing activities	(224)	137
Financing activities
Repayments of debt	(2)	—
Net repayments under short-term loan facilities	(80)	(108)
Proceeds from common shares	1	1
Dividends paid on preference shares	(1)	(6)
Dividends paid on common shares	(118)	(348)

Net cash used in financing activities	(200)	(461)

Decrease in cash and cash equivalents	(134)	(159)
Cash and cash equivalents at beginning of period	683	709

Cash and cash equivalents at end of period	549	550

Supplemental cash flow information and reconciliation of free cash flow:
Net cash provided by operating activities, as above	290	165
Additions to property and equipment, as above	(118)	(86)
Other investing activities, net, as above	(14)	(31)
Additions to property and equipment of discontinued operations, as above	—	(1)
Dividends paid on preference shares, as above	(1)	(6)

Free cash flow	157	41

Thomson Reports First-Quarter 2004 Results
April 27, 2004

BUSINESS SEGMENT INFORMATION*
(millions of US dollars)
(unaudited)

	Three Months Ended March 31,
	2004	2003	Change
Revenues:
Legal & Regulatory	774	675	15%
Learning	351	327	7%
Financial	389	380	2%
Scientific & Healthcare	177	169	5%
Corporate and other(1)	36	34	6%
Intercompany eliminations	(11)	(10)

Total ongoing businesses	1,716	1,575	9%
Disposals(2)	2	7

Total revenues	1,718	1,582	9%

Adjusted EBITDA:(3)
Legal & Regulatory	208	151	38%
Learning	(16)	(23)	30%
Financial	101	94	7%
Scientific & Healthcare	30	34	-12%
Corporate and other(1)	(9)	(10)

Total ongoing businesses	314	246	28%
Disposals(2)	(3)	2

Total Adjusted EBITDA	311	248	25%

Adjusted operating profit:(3)
Legal & Regulatory	160	108	48%
Learning	(54)	(57)	5%
Financial	58	49	18%
Scientific & Healthcare	23	27	-15%
Corporate and other(1)	(14)	(16)

Total ongoing businesses	173	111	56%
Disposals(2)	(3)	2

Total adjusted operating profit	170	113	50%

*
Notes to business segment information for continuing operations
(1)
Corporate and other includes the results of the Thomson Media group, a non-reportable segment comprised of businesses that provide specialized information to commercial banks and financial services and financial planning companies, as well as corporate costs and costs associated with the Corporation's stock related compensation expense.
(2)
Disposals consist of the results of businesses sold or held for sale, which do not qualify as discontinued operations.
(3)
Please see reconciliations to GAAP measures in the following tables.

Thomson Reports First-Quarter 2004 Results
April 27, 2004

RECONCILIATION OF ADJUSTED EBITDA TO NET EARNINGS AND ADJUSTED OPERATING PROFIT TO OPERATING PROFIT
(millions of US dollars)
(unaudited)

	For the Three Months Ended March 31, 2004
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	208	(16)	101	30	(9)	314	(3)	311
Less:
Depreciation	(48)	(38)	(43)	(7)	(5)	(141)	—	(141)

Adjusted operating profit	160	(54)	58	23	(14)	173	(3)	170
Less:
Amortization	(28)	(18)	(17)	(7)	(2)	(72)	—	(72)

Operating profit	132	(72)	41	16	(16)	101	(3)	98

Net other income								—
Net interest expense and other financing costs								(61)
Income taxes								6
Equity in net losses of associates, net of tax								(1)

Earnings from continuing operations								42
Earnings from discontinued operations, net of tax								(5)

Net earnings								37

	For the Three Months Ended March 31, 2003
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	151	(23)	94	34	(10)	246	2	248
Less:
Depreciation	(43)	(34)	(45)	(7)	(6)	(135)	—	(135)

Adjusted operating profit	108	(57)	49	27	(16)	111	2	113
Less:
Amortization	(24)	(23)	(15)	(7)	(3)	(72)	—	(72)

Operating profit	84	(80)	34	20	(19)	39	2	41

Net other income								56
Net interest expense and other financing costs								(65)
Income taxes								8
Equity in net losses of associates, net of tax								(4)

Earnings from continuing operations								36
Earnings from discontinued operations, net of tax								11

Net earnings								47

Thomson Reports First-Quarter 2004 Results
April 27, 2004

RECONCILIATION OF ADJUSTED EBITDA MARGIN AND ADJUSTED OPERATING PROFIT MARGIN TO OPERATING PROFIT MARGIN
(as a percentage of revenue)
(unaudited)

	For the Three Months Ended March 31, 2004
	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Corporate and Other		Ongoing		Disposals		Total
Adjusted EBITDA	26.9%		(4.6%	)	26.0%		16.9%		(25.0%	)	18.3%		(150.0%	)	18.1%
Less:
Depreciation	(6.2%	)	(10.8%	)	(11.1%	)	(3.9%	)	(13.9%	)	(8.2%	)	—		(8.2%	)

Adjusted operating profit	20.7%		(15.4%	)	14.9%		13.0%		(38.9%	)	10.1%		(150.0%	)	9.9%
Less:
Amortization	(3.6%	)	(5.1%	)	(4.4%	)	(4.0%	)	(5.5%	)	(4.2%	)	—		(4.2%	)

Operating profit	17.1%		(20.5%	)	10.5%		9.0%		(44.4%	)	5.9%		(150.0%	)	5.7%

	For the Three Months Ended March 31, 2003
	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Corporate and Other		Ongoing		Disposals	Total
Adjusted EBITDA	22.4%		(7.0%	)	24.7%		20.1%		(29.4%	)	15.6%		28.6%	15.7%
Less:
Depreciation	(6.4%	)	(10.4%	)	(11.8%	)	(4.1%	)	(17.7%	)	(8.6%	)	—	(8.6%	)

Adjusted operating profit	16.0%		(17.4%	)	12.9%		16.0%		(47.1%	)	7.0%		28.6%	7.1%
Less::
Amortization	(3.6%	)	(7.1%	)	(4.0%	)	(4.2%	)	(8.8%	)	(4.5%	)	—	(4.5%	)

Operating profit	12.4%		(24.5%	)	8.9%		11.8%		(55.9%	)	2.5%		28.6%	2.6%

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